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EXHIBIT 12.1

PDVSA FINANCE LTD.

STATEMENT REGARDING COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31
			From Inception on March 18 to December 31, 1998
	2000	1999
	(thousands of U.S. dollars)
Fixed charges:
Interest expense	255,310	227,357	82,133
Rentals	—	—	—
Preferred stock dividend	—	—	—

Total fixed charges:	255,310	227,357	82,133

Earnings:
Income from discounts	353,949	313,899	123,991
Other income	6,515	3,555	1,423
Unrealized foreign exchange gains	13,686	14,475	—
Amortization of premium swap	(3,534)	—	—
Loss on cross-currency swap	(6,040)	—	—
General and administrative expenses	(11,691)	(6,877)	(5,024)

Earnings before income taxes and fixed charges:	352,885	325,052	120,390

Ratio of earnings to fixed charges:	1.38	1.43	1.47

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  EXHIBIT 12.1
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES